Filed by Duke Energy Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Commission File No. 333-126318

DUKE ENERGY CORPORATION

526 South Church Street

Charlotte, North Carolina 28202

February 21, 2006

Dear Duke Energy Shareholder:

According to our latest records, we have not yet received your proxy for the important special meeting of shareholders of Duke Energy Corporation to be held on March 10, 2006. The Duke Energy Board of Directors recommends that shareholders vote in favor of the proposed merger with Cinergy Corp.

Please help your company avoid the expense of further solicitation by voting TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the envelope provided.

Thank you for your cooperation.

Very truly yours,

Paul M. Anderson

Chairman and Chief Executive Officer

If you have any questions, or need assistance in voting your shares, please call our proxy solicitor, INNISFREE M&A INCORPORATED TOLL-FREE, at 1-877-825-8906.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp. (Registration No. 333-126318), which includes a definitive joint proxy statement of Duke Energy and Cinergy, and other materials have been filed with the SEC and are publicly available. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DUKE ENERGY, CINERGY, DUKE ENERGY HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the joint proxy statement/prospectus as well as other filed documents containing information about Duke Energy and Cinergy at http://www.sec.gov, the SEC's website. Free copies of Duke Energy's SEC filings are also available on Duke Energy’s website at www.duke-energy.com/investors, and free copies of Cinergy’s SEC filings are also available on Cinergy’s website at www.cinergy.com/investors.

Participants in the Solicitation

Duke Energy, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke Energy's or Cinergy’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke Energy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests in the solicitation, by securities, holdings or otherwise, is included in the joint proxy statement/prospectus included in Duke Energy Holding Corp.'s registration statement (Registration No. 333-126318).